Exhibit 99.1

Borr Drilling Limited – Contracting Updates

Hamilton, Bermuda, August 27, 2025: Borr Drilling Limited (the “Company”) (NYSE: "BORR") is pleased to announce new contract commitments for two of its premium jack-up rigs and an additional fleet update.

In the North Sea, the Prospector 1 has received separate binding Letters of Award from Dana Petroleum and ONE-Dyas in the Netherlands.

The Dana Petroleum commitment is for one well, with an anticipated duration of 30 days, scheduled to commence in November 2025.  The ONE-Dyas commitment covers a period of three wells, with an anticipated duration of 210 days, and is expected to commence in December 2025, in direct continuation of the previous contract. The ONE-Dyas award includes options that may extend the work by an additional 210 days.

In West Africa, the Natt has secured a contract with New Age in Congo.  The firm scope of one well has an anticipated duration of 60 days scheduled to commence November 2025.

These new commitments cover a combined duration of 300 days and represent more than $43 million in contract revenue backlog, excluding options, mobilization, and demobilization compensation.

Additionally, the previously announced LOA for the “Odin” in Mexico has converted into a contract and the rig has commenced operations under the contract.

Forward looking statements
This press release and related discussions include forward looking statements made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan", "guidance" and similar expressions and include statements regarding contract commitments including contract days and potential revenues from such commitments, contract coverage and day rates, timing of commencement and duration of contracts and options and extensions, contract terms and ability of rigs to meet incentives, expected duration of option terms and other non-historical statements. Such forward looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to actual performance of our rigs under contracts, whether options are exercised, risks relating to our ability to convert LOIs and LOAs into contracts and the terms of such contracts, and other risks relating to the contracts discussed herein and performance thereunder and other risks and uncertainties described in the section entitled “Risk Factors” in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward -looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.